FILED PURSUANT TO RULE 424(b)(4)
REGISTRATION NO. 333-100116

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 1, 2002)

2,459,185

Accenture Ltd

CLASS A COMMON SHARES

The selling shareholders identified in this prospectus supplement are offering 2,459,185 Class A common shares.

The Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” On November 5, 2002, the last reported sale price of the Class A common shares was $16.41 per share.

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 4 of the accompanying prospectus.

PRICE $16.41 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$16.41	$.40933	$16.00067
Total	$40,355,226	$1,006,618	$39,348,608

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 12, 2002.

Morgan Stanley

November 5, 2002

You should rely only on the information incorporated by reference or contained in this prospectus supplement or the underlying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. The Class A common shares are being offered and sold only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the underlying prospectus is accurate as of any date other than the date on the front cover of those documents.

Page
Prospectus Supplement

Selling Shareholders	S-1
Underwriter	S-2
Legal Matters	S-3

SELLING SHAREHOLDERS

The following table sets forth (1) the name, (2) the number of Class A common shares beneficially owned as of  October 29, 2002, (3) the number of Class A common shares being offered pursuant to this prospectus supplement and (4) the number of Class A common shares that will be beneficially owned after the offering contemplated by this prospectus supplement for each selling shareholder that is one of our directors or executive officers.

Name	Number of Class A common shares beneficially owned	Number of Class A common shares offered	Number of Class A common shares beneficially owned after offering contemplated by this prospectus supplement
Masakatsu Mori	892,495	101,382	791,113

In addition to the selling shareholder named in the preceding table,  2,357,803  Class A common shares held by  55  partners or former partners from Japan are being offered. The number of Class A common shares that is being offered by each such selling shareholder ranges from  1,498  to  373,858, and such selling shareholders are each offering, on average,  42,869  Class A common shares.

No selling shareholder owns more than 1% of Accenture Ltd’s Class A common shares and no selling shareholder will own more than 1% of Accenture Ltd’s Class A common shares after the offering contemplated by this prospectus supplement.

We have been advised by our partners and former partners in Japan and by our external risk advisors that publication of net worth-related information subjects those partners and former partners to increased personal security risks.

For local tax reasons, Accenture partners and former partners in Japan did not participate in the May 2002 public offering of Accenture Ltd Class A common shares and transactions related to the offering. Such partners and former partners in Japan are the selling shareholders that are offering Class A common shares pursuant to this prospectus supplement.

UNDERWRITER

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase, and the selling shareholders have agreed to sell to the underwriter, all of the shares offered hereby.

The underwriter is offering the shares subject to its acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares offered hereby is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares offered by this prospectus supplement, if any are taken.

The underwriter initially proposes to offer the shares directly to the public at the public offering price set forth on the cover page hereof. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the underwriter.

In connection with a previous offering of Class A common shares, we agreed, among other things, not to offer or sell Class A common shares in a firm commitment underwritten public offering, and not to register under the Securities Act of 1933, as amended, a firm commitment underwritten public offering with respect to sales of Class A common shares by our partners or former partners, in each case until May 17, 2003, without the prior consent of Morgan Stanley & Co. Incorporated.

The Accenture Ltd Class A common shares are listed on the New York Stock Exchange under the symbol “ACN,” and the shares that the selling shareholders will sell in the offering are listed on the New York Stock Exchange.

Accenture Ltd, Accenture SCA and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

From time to time, the underwriter provided, and may continue to provide, investment banking services to us.

LEGAL MATTERS

Appleby Spurling & Kempe, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus supplement. Mello Jones & Martin, Bermuda, will pass upon the validity of the Class A common shares for the Underwriter. Certain legal matters will be passed upon for us by Simpson Thacher & Bartlett as to matters of United States and New York law. In connection with this offering, Shearman & Sterling, New York, New York, will pass upon certain United States legal matters for the Underwriter.

                      2,875,000 Class A Common Shares

The selling shareholders identified in this prospectus may offer from time to time all of the Class A common shares of Accenture Ltd in this offering.

This prospectus describes the general manner in which Class A common shares may be offered and sold by the selling shareholders. If necessary, the specific manner in which Class A common shares may be offered and sold will be described in a supplement to this prospectus.

The Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on October 30, 2002, was $16.61 per share.

See “ Risk Factors” beginning on page 4 to read about factors you should consider, along with any supplement to this prospectus, before buying the Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated  November 1, 2002.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front cover of those documents. You should read all information supplementing this prospectus.

The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

We have obtained the permission of the Bermuda Monetary Authority for the transfer of the Accenture Ltd Class A common shares which the selling shareholders may sell as described in this prospectus. In addition, we have obtained the permission of the Bermuda Monetary Authority for the free transferability by shareholders of all Accenture Ltd Class A common shares that may be sold as described in this prospectus. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

AVAILABLE INFORMATION

Accenture Ltd is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Class A common shares are listed.

We have filed a registration statement on Form S-3 with the SEC relating to the Class A common shares covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Accenture, please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the Class A common shares by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

Accenture Ltd incorporates by reference into this prospectus the following documents or information filed with the SEC:
(1)
Annual Report on Form 10-K for the fiscal year ended August 31, 2001, filed on November 29, 2001, as amended by Amendment No. 1 on Form 10-K/A, filed on December 21, 2001, and by Amendment No. 2 on Form 10-K/A, filed on October 31, 2002 (File No. 001-16565);

(2)	Quarterly Report on Form 10-Q for the quarter ended November 30, 2001, filed on January 14, 2002 (File No. 001-16565);
(3)	Quarterly Report on Form 10-Q for the quarter ended February 28, 2002, filed on April 15, 2002 (File No. 001-16565);
(4)	Quarterly Report on Form 10-Q for the quarter ended May 31, 2002, filed on July 15, 2002, as amended by Amendment No. 1 on Form 10-Q/A, filed on October 31, 2002 (File No. 001-16565);
(5)	Current Report on Form 8-K, dated April 15, 2002, filed on April 15, 2002 (File No. 001-16565);
(6)	Current Report on Form 8-K, dated September 3, 2002, filed on September 3, 2002 (File No. 001-16565);
(7)	Current Report on Form 8-K, dated October 10, 2002, filed on October 11, 2002 (File No. 001-16565);
(8)	Current Report on Form 8-K, dated October 10, 2002, filed on October 15, 2002 (File No. 001-16565);
(9)
The description of Class A common shares contained in the Registration Statement on Form 8-A, dated June 25, 2001 (File No. 001-16565), of Accenture Ltd, filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(10)
All documents filed by Accenture Ltd under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Investor Relations, Accenture, 1345 Avenue of the Americas, 18th Floor, New York, NY 10105, Telephone: +1 (917) 452-4578.

ACCENTURE

Accenture is one of the world’s leading management consulting and technology services organizations. Our business consists of using our industry knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients around the world identify and enter new markets, increase revenues in existing markets and deliver their products and services more effectively and efficiently.

Accenture Ltd is organized under the laws of Bermuda. We maintain a registered office in Bermuda at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Our telephone number in Bermuda is +1 (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. Our Internet address is www.accenture.com. Information contained on our Web site is not a part of this prospectus.

We use the terms “Accenture,” “we,” “our,” and “us” in this prospectus to refer to Accenture Ltd and its subsidiaries. We use the term “partner” to refer to the executive employees of Accenture with the “partner” title.

RISK FACTORS

You should carefully consider each of the risks described below and all of the other information in this prospectus and incorporated herein by reference before deciding to invest in our Class A common shares. Additional risks may be included in the applicable prospectus supplement.

Risks That Relate to Our Business

Should the current significant economic downturn continue to affect our clients, it could have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the levels of economic activity in the industries and markets that they serve. In addition, our business tends to lag behind economic cycles in an industry. As a result of the continuing difficult economic environment, some clients have reduced or deferred expenditures for consulting services and we have also experienced pricing pressure over the last year, which has eroded our revenues. Should a significant economic downturn continue to affect the levels of business activity of our clients, it could continue to adversely affect our revenues.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Our success depends, in part, on our ability to develop and implement management and technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers. The growth in the use of technology slows down in a challenging economic environment, such as the one we are experiencing now. Use of new technology for commerce generally requires the understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that may make some of their existing personnel, processes and infrastructure obsolete.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations or fail to disclose our financial or other arrangements with our alliance partners, we could be subject to legal liability or loss of client relationships. Our exposure to legal liability may be increased in the case of business transformation outsourcing contracts in which we become more involved in our clients’ operations. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the solutions we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our services or solutions may infringe upon the intellectual property rights of others.

We cannot be sure that our services and solutions, or the solutions of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or solutions. Historically in our contracts, we have generally agreed to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms. Depending on the circumstances, we may be required to grant a specific client greater rights in intellectual property developed in connection with an engagement than we otherwise do, in which case we seek to cross license the use of the intellectual property. However, in very limited situations, we forego rights to the use of intellectual property we help create and in these cases, this limits our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Our engagements with clients may not be profitable.

Unexpected costs or delays could make our contracts unprofitable.    While we have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, the risks associated with all of these types of contracts are often similar. When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Under many of our contracts the payment of some or all of our fees is conditioned upon our performance.    We have been moving away from contracts that are priced solely on a time-and-materials basis toward contracts that also include incentives related to costs incurred, benefits produced, goals attained and adherence to schedule. For example, we are entering into an increasing number of business transformation outsourcing contracts under which payment of all or a portion of our fees is contingent upon our clients meeting cost-saving or other contractually defined goals. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver defined goals. Our failure to meet contractually defined goals or a client’s expectations in any type of contract may result in an unprofitable engagement.

Our contracts can be terminated by our clients with short notice.    Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. A majority of our consulting engagements are less than twelve months in duration. While our accounting systems identify the duration of our engagements, these systems do not track whether contracts can be terminated upon short notice and without penalty. However, we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenue is typically 30 days. Longer-term, larger and more complex contracts generally require a longer notice period for termination and may include an early termination charge to be paid to us. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

We may fail to collect amounts extended to clients.    In limited circumstances we extend financing to our clients, which we may fail to collect. A client must meet established criteria to receive financing, and any significant extension of credit requires approval by senior levels of our management. We had extended $265 million of financing as of August 31, 2002.

If our affiliates or alliances do not succeed, we may not be successful in implementing our growth strategy.

We have committed a substantial amount of time and financial resources to our affiliates and our relationships with our alliance partners and we plan to commit substantial additional financial resources in the future. The benefits we anticipate from these relationships are an important component of our growth strategy. If these relationships do not succeed, we may fail to obtain the benefits we hope to derive or lose the financial resources we have committed. Similarly, we may be adversely affected by the failure of one or more of our affiliates or alliances, which could lead to reduced marketing exposure, diminished sales and a decreased ability to develop and gain access to solutions. Moreover, because most of our alliance relationships are nonexclusive, our alliance partners are able to form closer or preferred arrangements with our competitors. Poor performance or failures of our affiliates or alliances could have a material and adverse impact on our growth strategy, which, in turn, could adversely affect our financial condition and results of operations.

Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

We have offices in 47 countries around the world. For the year ended August 31, 2002, approximately 50% of our revenues before reimbursements were attributable to our activities in the Americas, 43% were attributable to our activities in Europe, the Middle East and Africa, and 7% were attributable to our activities in the Asia/Pacific region. As a result, we are subject to a number of risks, including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on the movement of cash;

•	the burdens of complying with a wide variety of national and local laws;

•	political instability;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

The consulting, technology and outsourcing markets are highly competitive, and we may not be able to compete effectively.

The consulting, technology and outsourcing markets in which we operate include a large number of participants and are highly competitive. Our primary competitors include:

•	large accounting, consulting and other professional service firms;

•	information technology service providers;

•	application service providers;

•	service groups of packaged software vendors and resellers; and

•	service groups of computer equipment companies.

In addition, a client may choose to use its own resources, rather than engage an outside firm for the types of services we provide.

Our marketplace is experiencing rapid changes in its competitive landscape. Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners. These changes may create more or larger and better-capitalized competitors with enhanced abilities to compete for market share generally and our clients specifically, in some cases, through significant economic incentives to clients to secure contracts. These competitors may also be better able to compete for skilled professionals by offering them large compensation incentives. In addition, one or more of our competitors may develop and implement methodologies which result in superior productivity and price reductions without adversely affecting the competitors’ profit margins. Many of our competitors are taking greater advantage of the lower labor costs in certain countries to allow them to reduce prices. Any of these circumstances may impose additional pricing pressure on us, which would have an adverse effect on our revenues and profit margin.

If we are unable to attract and retain employees in appropriate numbers, we will not be able to compete effectively and will not be able to grow our business.

Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

We regularly benchmark our employee compensation to the marketplace in all countries in which we operate. We make annual adjustments to remain competitive based on the individual markets and the demand for top talent. We also adjust compensation levels within some of our larger countries, such as the United States and the United Kingdom, to reflect different labor pools. In some cases these increases are greater than the general rate of inflation due to other market forces, including the demand for technical talent. To attract and retain the number of employees we need to grow our business, we may have to increase our compensation levels in the future. This would adversely affect our operating margins.

Our transition to a corporate structure may adversely affect our ability to recruit, retain and motivate our partners and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business.

We face additional retention risk because of our transition to a corporate structure in fiscal 2001. Our partners at the time of our transition to a corporate structure received our equity in lieu of the interests in the partnerships and corporations that they previously held. Each of these partners, on average, received approximately 329,000 Accenture Ltd Class A common shares, Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares (with a value of approximately $5,464,690, at an assumed price per share of $16.61), and the median number of Accenture Ltd Class A common shares, Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares received by each of these partners was approximately 355,000 (with a value of approximately $5,896,550, at an assumed price per share of $16.61). Their ownership of this equity is not dependent upon their continued employment. In addition, in connection with our transition to a corporate structure, our partners accepted significant reductions in their cash compensation. The substitution of equity, equity-based incentives and other employee benefits in lieu of higher cash compensation may not be sufficient to retain and motivate these individuals in the near or long term. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases.

In connection with our initial public offering and our transition to a corporate structure in fiscal 2001, our non-partner employees also received equity-based incentives. These incentives to attract, retain and motivate employees may not be as effective as the opportunity, which existed prior to our transition to a corporate structure, to hold a partnership interest in Accenture. If these incentives and others adopted from time to time are not as effective, our ability to hire, retain and motivate skilled professionals will suffer.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce our intellectual property rights.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs.

Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, our profit margin and our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;

•	competition;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions.

Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in the appropriate areas of our workforce; and

•	our ability to manage attrition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. Our short-term cost-reduction initiatives, which focus primarily on reducing variable costs, may not be capable of reacting to all pressures on our pricing and utilization rates. Our long-term cost-reduction initiatives, which focus on global reductions in infrastructure and other costs, rely upon our successful introduction and coordination of multiple geographic and competency workforces and a growing number of geographically distributed solution centers. Consequently, current and future cost-reduction initiatives may not be sufficient to maintain our profit margin especially if the significant economic downturn continues. Further, as we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	seasonality;

•	the business decisions of our clients regarding the use of our services;

•	the timing of projects and their termination;

•	the timing and extent of gains and losses on our portfolio of investments;

•	the timing of revenue or income or loss from affiliates;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support-services costs;

•	costs related to possible acquisitions of other businesses; and

•	global economic and political conditions and related risks, including acts of terrorism.

We may be named in lawsuits as a result of Arthur Andersen’s current legal and financial situation based on misconceptions about the nature of our past relationship with Arthur Andersen firms.

We may be named as a defendant in lawsuits arising from audits or other services provided by Arthur Andersen firms for Enron Corporation or other companies as a result of concerns of the plaintiffs as to the current legal and financial situation of Arthur Andersen firms. Such actions would be based on misconceptions about the nature of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms. We may be more likely to be named in these lawsuits if Arthur Andersen firms are, or are perceived to be, unable to satisfy judgments against them for any reason. If commenced, litigation of this nature, particularly given the public and media attention focused on the Enron situation, could divert management time and attention, and we could incur defense costs that we might not be able to recover.

Negative publicity about Bermuda companies may lead to new tax or other legislation that could increase our tax burden and may affect our relationships with our clients.

Members of the United States Congress have introduced legislation relating to the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. It is possible that legislation enacted in this area could reduce the tax benefits of our structure and materially increase our future tax burden, or otherwise adversely affect our business. Other legislative proposals, if enacted, could limit or even prohibit our eligibility to be awarded U.S. government contracts in the future. We are unable to predict with any level of certainty the likelihood or final form in which any proposed legislation might become law or the nature of regulations that may be promulgated under any such future legislative enactments. As a result of these uncertainties, we are unable to assess the impact on us of any proposed legislation in this area. In addition, there have recently been negative comments regarding Bermuda companies in the media. This negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our clients receiving negative media attention from doing business with a Bermuda company.

Risks That Relate to Your Ownership of Our Class A Common Shares

We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.

As of August 31, 2002, our partners owned or controlled shares representing, in the aggregate, a 69% voting interest in Accenture Ltd. These shares are subject to a voting agreement, which requires our partners to vote as a group with respect to all matters submitted to shareholders. Our partners’ voting interest in Accenture Ltd may increase to the extent additional employees we name as partners are required to become parties to the voting agreement.

As long as our partners continue to own or control a significant block of voting rights, they will control us. This enables them, without the consent of the public shareholders, to:

•	elect the board of directors and remove directors;

•	control our management and policies;

•
determine the outcome of most corporate transactions or other matters submitted to the shareholders for approval, including mergers, amalgamations and the sale of all or substantially all of our assets; and

•	act in their own interest as partners, which may conflict with or not be the same as the interests of shareholders who are not partners.

Furthermore, as a result of a partner matters agreement, our partners will continue to have influence with respect to a variety of matters over which neither shareholders nor employees of a public company typically have input. The partner matters agreement provides mechanisms for our partners to:

•	select, for three to five years after our initial public offering, five partner nominees for election to membership on the board of directors of Accenture Ltd;

•
make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer is appointed within the first four years after our initial public offering;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold a non-binding vote with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee prepares a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2/3% partner matters vote, it is: (1) binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of the unit allocation for the executive officers, unless otherwise determined by the board of directors; and (2) submitted to the compensation committee of the board of directors as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd.

Our share price may decline due to the large number of Class A common shares eligible for future sale.

Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale as described below:

•
As of August 31, 2002, substantially all of the Class A common shares still held by our partners and former partners or issuable upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares held by our partners and former partners and previously received by them in connection with our transition to a corporate structure were subject to the provisions of a voting agreement and/or a transfer rights agreement that permit sales in increasing amounts over seven years beginning July 24, 2002. Approximately 3,000 of our current and former partners, holding as of August 31, 2002 an aggregate of more than 706,355,893 Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares, including substantially all of such shares subject to the transfer restrictions of the voting agreement and/or the transfer rights agreement, have separately agreed not to transfer any equity interests in Accenture and acquired from Accenture until July 24, 2005, except for sales in transactions approved by Accenture. We expect that all of our employees who become partners in the future will agree to these separate transfer restrictions. While the transfer restrictions in the voting agreement and the transfer rights agreement will continue to apply, these transfer restrictions will be waived to permit Accenture-approved transactions. After July 24, 2005, however, only the provisions of the voting agreement and the transfer rights agreement will apply. Commencing in calendar year 2002, we expect to enable partners and former partners who have agreed not to transfer their equity interests in Accenture until July 24, 2005 except in specified Accenture-approved transactions with quarterly opportunities to sell or redeem shares in transactions with us or third parties at or below market prices. These quarterly transactions are expected to include sales of Class A common shares pursuant to Rule 144 under the Securities Act by those of our partners and former partners holding these shares, as well as redemptions or repurchases by Accenture of Accenture SCA Class I common shares from our partners and former partners holding these shares. Accenture Ltd’s board of directors has authorized up to $600 million for use in acquiring shares from our partners through 2005. We also expect that such partners and former partners will be permitted to transfer shares in connection with future underwritten public offerings. Accenture will approve transfers by its partners and former partners of Class A common shares in connection with offerings under this prospectus. The contractual restrictions on transfer described in this paragraph may not be enforceable in all cases.

•	In addition, 58,753,272 Class A common shares underlying restricted share units granted in connection with our initial public offering generally are scheduled to be delivered as follows:

Number of Shares	Scheduled Delivery Date
17,275,032	January 19, 2003
8,160,454	July 19, 2003
19,322,313	July 19, 2004
2,194,266	July 19, 2005
2,177,464	July 19, 2006
2,066,094	July 19, 2007
1,959,697	July 19, 2008
4,946,752	July 19, 2009
651,200	After July 19, 2009

In addition, 4,428,881 Class A common shares underlying restricted share units granted since our initial public offering generally are scheduled to be delivered over a period of seven years, beginning on January 19, 2003; 33,984 Class A common shares underlying restricted share units granted to non-employee directors generally are scheduled to be delivered 12 months after their grant dates and 91,000 Class A common shares underlying restricted share units granted since our initial public offering generally are scheduled to be delivered eight years after their grant dates.

21,560,270 of all Class A common shares issuable pursuant to restricted share units underlie restricted share units granted to current and former partners, and we expect that, when delivered, these Class A common shares will be subject to the contractual transfer restrictions lasting until July 24, 2005 described above. Class A common shares delivered pursuant to restricted share units held by our non-partner employees and non-employee directors are not subject to contractual restrictions on transfer.

•	In addition, 82,201,013 Class A common shares are issuable pursuant to options granted in connection with our initial public offering, of which:

•	options to purchase an aggregate of 20,533,523 Class A common shares are exercisable;

•	options to purchase an aggregate of 10,901,000 Class A common shares generally will become exercisable in four equal annual installments beginning on July 19, 2003;

•	options to purchase an aggregate of 50,466,490 Class A common shares generally will become exercisable in three equal annual installments beginning on July 19, 2003; and

•	options to purchase an aggregate of 300,000 Class A common shares generally will become exercisable on January 19, 2004.

In addition, 1,620,000 Class A common shares are issuable pursuant to options granted since our initial public offering. These options generally will become exercisable in five equal annual installments beginning on the first anniversary of their grant dates.

In addition, 2,135,477 Class A common shares are issuable pursuant to options granted since our initial public offering. 8,614 of these options are exercisable and 2,126,863 of these options generally will become exercisable in four equal annual installments beginning on the first anniversary of their grant dates.

In addition, 175,000 Class A common shares are issuable pursuant to options granted since our initial public offering to non-employee directors. These options generally will become exercisable 12 months after their grant dates.

15,640,000 of all Class A common shares issuable pursuant to options are issuable pursuant to options that have been granted to current partners, and we expect that, when purchased, these Class A common shares will be subject to the contractual transfer restrictions lasting until July 24, 2005 described above. Class A common shares delivered under options held by our non-partner employees and non-employee directors are not subject to contractual restrictions on transfer.

We may need additional capital in the future, and this capital may not be available to us. The raising of additional capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity may dilute your ownership percentage in us. Furthermore, any additional financing we may need may not be available on terms favorable to us, or at all. Also, in connection with a previous offering of Class A common shares, we agreed, among other things, not to offer or sell Class A common shares in a firm commitment underwritten public offering until May 17, 2003, without the prior consent of Morgan Stanley & Co. Incorporated.

We are registered in Bermuda, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Description of Share Capital.”

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to our operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed under the section entitled “Risk Factors.”

USE OF PROCEEDS

Except as described below, we will not receive any proceeds from the sale of any Class A common shares offered by the selling shareholders.

We expect that certain of the Accenture shareholders who will sell Class A common shares pursuant to this prospectus will pay to us an amount equal to 3%-3½% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount or brokerage costs. We will apply these amounts to cover all of the expenses of offerings to which this prospectus relates, with the excess being applied to fund Accenture’s share employee compensation trust that will provide select Accenture employee benefits, such as equity awards to future partners.

DIVIDEND POLICY

We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture Ltd and Accenture SCA to pay dividends.

Future dividends on the Class A common shares of Accenture Ltd, if any, will be at the discretion of its board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

DESCRIPTION OF SHARE CAPITAL

The following summary is a description of the material terms of Accenture Ltd’s share capital. We encourage you to read Accenture Ltd’s memorandum of continuance and bye-laws which have been filed with the SEC.

General

The authorized share capital of Accenture Ltd is $517,500 comprising:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 preferred shares, par value $0.0000225 per share.

Common Shares

Voting

Holders of Accenture Ltd’s Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy.

Mandatory Redemption

Accenture Ltd may, at its option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share. Accenture Ltd has agreed with each partner who holds Class X common shares, however, not to redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by such holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be.

Dividends

Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Class X common shares are not entitled to dividends.

Liquidation Rights

Each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

Election of Directors

The election of the directors of Accenture Ltd is determined by a majority of the votes cast at the general meeting at which the directors are elected. Shareholders of Accenture Ltd do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors.

Accenture Ltd’s board of directors has the power to appoint directors to fill vacancies on the board and, if authorized by resolution of the shareholders, to appoint additional directors.

Accenture Ltd’s board of directors has adopted guidelines providing that, except for our chief executive officer and up to two additional inside directors designated by our chief executive officer, Accenture Ltd’s directors will not be allowed to serve more than three consecutive terms.

Under Accenture Ltd’s bye-laws, for so long as the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s voting power, a director may be removed at the direction of the partners representatives. Once the shares subject to the voting provisions of the voting agreement no longer represent a majority of Accenture Ltd’s voting power, a director may be removed at the request of not less than 75% of the other directors. Any vacancy created by the removal of a director may be filled by the board of directors.

Other Rights

Class X common shares are not entitled to any dividend or liquidation rights or, except as described herein, any other rights.

No Pre-emptive Rights

Holders of common shares of Accenture Ltd have no pre-emptive rights.

Transfer

Under Accenture Ltd’s bye-laws, Class A common shares are transferable by their holders. Class X common shares are transferable by their holders only with the consent of Accenture Ltd.

Preferred Shares

Accenture Ltd has created 2,000,000,000 authorized preferred shares, par value $0.0000225 per share, the rights and preferences of which are currently undesignated. The board of directors of Accenture Ltd has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders.

Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

At present, Accenture Ltd has no plans to issue any preferred shares.

Bermuda Law

Accenture Ltd is an exempted company organized under the Companies Act 1981 of Bermuda. The rights of Accenture Ltd’s shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and Accenture Ltd’s organizational documents.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting Rights

Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or Accenture Ltd’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Accenture Ltd’s bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast (except in the case of amendments to certain provisions of the bye-laws of Accenture Ltd, such as those relating to amalgamations, discontinuances, asset sales and the appointment and resignation of directors, where an 80% majority may be required if such amendments are not approved by the board of directors). A description of the voting rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Rights in Liquidation

Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares. A description of the specific liquidation rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Accenture Ltd’s bye-laws, we must give each shareholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Accenture Ltd’s bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power constitutes a quorum (except in certain exceptional cases where a greater number is required).

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation or continuance, its memorandum of association or continuance, including its objects and powers, and any alteration to its memorandum of association or continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. Accenture Ltd maintains its principal share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board Actions

Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Accenture Ltd’s bye-laws provide that certain actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of Accenture Ltd’s board of directors.

Accenture Ltd’s bye-laws provide that a director of Accenture Ltd, in taking any action (including an action that may involve or relate to a change of control or potential change of control of Accenture Ltd), may (but is not required to) consider, among other things, the effects that the action may have on other interests or persons (including Accenture Ltd’s shareholders, partners, retired partners and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Accenture Ltd.

Amendment of Memorandum of Continuance and Bye-laws

Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association or continuance, other than an amendment that alters or reduces a company’s share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Accenture Ltd’s bye-laws may be amended by its board of directors if the amendment is approved by shareholders by a resolution passed by the holders of a majority of the votes cast (except in limited instances, where the bye-law amendment has not been approved by the board of directors and where the approval of a resolution in favor of which the holders of not less than 80% of the voting power have voted is required). Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and Accenture Ltd’s bye-laws, the amalgamation of Accenture Ltd with another company requires the amalgamation agreement to be approved by Accenture Ltd’s board of directors and by resolution of the shareholders of Accenture Ltd.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

National City Bank serves as transfer agent and branch registrar for the Class A common shares in the United States. Reid Management Ltd serves as transfer agent and principal registrar for the Class A common shares in Bermuda.

CERTAIN INCOME TAX CONSEQUENCES

Taxation of Accenture Ltd

Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on our authorized share capital and share premium. We currently pay, and expect to continue to pay, the maximum annual government fee applicable to us. The annual government fee amounts are subject to review from time to time by the Bermuda authorities.

Taxation of Holders

Bermuda Tax Considerations

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda). See “Taxation of Accenture Ltd” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences, as of the date of this document, of the ownership of our Class A common shares by beneficial owners who purchase the Class A common shares pursuant to this offering, who hold the Class A common shares as capital assets and who are United States persons under the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, you are a United States person if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon current laws and regulations and relevant interpretations of these laws and regulations, all of which are subject to change, possibly with retroactive effect, and is for general purposes only. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the offering. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our Class A common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding Class A common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-United States subsidiaries; or

•	a person whose functional currency is not the United States dollar.

If a partnership holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisor.

You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the Class A common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions you receive on your Class A common shares will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits, calculated according to United States federal income tax principles. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it. You will not be entitled to claim a dividends received deduction, generally allowed to United States corporations in respect of dividends received from other United States corporations, with respect to distributions you receive from us. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the Class A common shares, thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares, and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange.

If, for United States federal income tax purposes, we are classified as a United States-owned foreign corporation, distributions made to you with respect to your Class A common shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as:

•	foreign source passive income or, in the case of some holders, foreign source financial services income; and

•	United States source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons.

Foreign Personal Holding Company

A foreign corporation will be classified as a foreign personal holding company if:

•
at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•
the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, you and some indirect holders would be required, regardless of your percentage ownership, to include in income as a dividend, your pro rata share of our (or our relevant non-United States subsidiary’s) undistributed foreign personal holding company income if you were a holder on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In addition, if we were classified as a foreign personal holding company, shareholders who acquired our shares from decedents would not receive a “stepped-up” basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the shares or the decedent’s basis.

Because of the application of complex ownership attribution rules, we are likely to meet the shareholder test in a given year. To the extent we have gross income, we are also likely to satisfy the income test and be treated as a foreign personal holding company. However, even if we are classified as a foreign personal holding company, subject to the discussion of our non-United States subsidiaries below, we do not anticipate having any material amounts of undistributed foreign personal holding company income because we do not expect to have any material amounts of net taxable income. In the unlikely event we have net taxable income, we intend to distribute it to you so as to avoid having taxable income imputed to you under these rules.

In addition, because of the application of complex ownership attribution rules, our non-United States subsidiaries are likely to meet the shareholder test in a given year. It is also possible that one or more of our non-United States subsidiaries will meet the income test in a given year and be treated as a foreign personal holding company. If any of our non-United States subsidiaries is a foreign personal holding company, then any undistributed foreign personal holding company income of that subsidiary may be deemed paid to us as a dividend, with the result that you could be required to include currently your ratable share of such deemed dividend as undistributed foreign personal holding company income. In addition, your tax basis in the shares of the foreign personal holding company would be increased by the amount of the income inclusion. However, we intend to manage the affairs of our non-United States subsidiaries so as to attempt to avoid or minimize having income imputed to you under these rules, to the extent this is consistent with our business goals, although there can be no assurance in this regard.

Depending on a variety of factors, it is possible that we and/or any of our non-United States subsidiaries that are foreign personal holding companies may cease to be classified as foreign personal holding companies in the future, although there can be no assurance in this regard.

Disposition of the Class A Common Shares

When you sell or otherwise dispose of your Class A common shares you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Subject to any basis adjustments described in “—Foreign Personal Holding Company,” your adjusted tax basis in the Class A common shares will generally be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. For foreign tax credit limitation purposes, this gain or loss will generally be treated as United States source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be taxed at a maximum tax rate of 20%. Your ability to deduct capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the Class A common shares or the proceeds received on the sale, exchange or redemption of those Class A common shares paid to you within the United States and, in some cases, outside of the United States. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that you furnish the required information to the United States Internal Revenue Service.

SELLING SHAREHOLDERS

The following table sets forth the name, the number of Class A common shares beneficially owned as of October 29, 2002, the maximum number of Class A common shares that may be offered pursuant to this prospectus and the number of Class A common shares that would be beneficially owned after the sale of the maximum number of Class A common shares for each selling shareholder that is one of our directors or executive officers.

Name	Number of Class A common shares beneficially owned	Maximum number of Class A common shares to be offered	Number of Class A common shares beneficially owned after sale of maximum number of Class A common shares
Masakatsu Mori	892,495	112,988	779,507

In addition to the selling shareholder named in the preceding table, a maximum of 2,762,012 Class A common shares now held by 67 partners or former partners from Japan may be offered. The number of Class A common shares that may be so offered by each such selling shareholder ranges from 98 to 373,858, and such selling shareholders may offer, on average, 42,279 Class A common shares.

No selling shareholder owns more than 1% of Accenture Ltd’s Class A common shares, and no selling shareholder will own more than 1% of Accenture Ltd’s Class A common shares after the offers and sales contemplated by this prospectus.

We have been advised by our partners and former partners in Japan and by our external risk advisors that publication of net worth-related information subjects those partners and former partners to increased personal security risks.

For local tax reasons, Accenture partners and former partners in Japan did not participate in the May 2002 public offering of Accenture Ltd Class A common shares and transactions related to the offering. Such partners and former partners in Japan are the selling shareholders that may offer Class A common shares pursuant to this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders may offer and sell, from time to time, some or all of the Class A common shares covered by this prospectus. We have registered the Class A common shares covered by this prospectus for offer and sale by the selling shareholders so that those Class A common shares may be freely sold to the public by them. Registration of the Class A common shares covered by this prospectus does not mean, however, that those Class A common shares necessarily will be offered or sold.
Other than as described under “Use of Proceeds,” we will not receive any proceeds from any sale by the selling shareholders of the securities. We will pay all costs, expenses and fees in connection with the registration of the Class A common shares, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $600,000. We will apply certain payments made to us by the selling shareholders to cover these expenses. See “Use of Proceeds”. The selling shareholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the Class A common shares covered by this prospectus.

The selling shareholders may sell the Class A common shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	through put or call option transactions relating to the Class A common shares;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the Class A common shares by a broker-dealer as principal and resales of the Class A common shares by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.
At any time a particular offer of the Class A common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Class A common shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Class A common shares covered by this prospectus.

In connection with the sale of the Class A common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Class A common shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the Class A common shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

Accenture Ltd, Accenture SCA and the selling shareholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the Class A common shares may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.
Some of the Class A common shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

Appleby Spurling & Kempe, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus. Certain legal matters may be passed upon for us by Simpson Thacher & Bartlett as to matters of United States and New York law.

EXPERTS

The combined and consolidated financial statements as of August 31, 2000 and 2001 and for each of the three years in the period ended August 31, 2001 incorporated in this prospectus by reference to the Form 10-K/A filed on October  31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.